Sub-item 77(m)
LEGG MASON PARTNERS VARIABLE EQUITY TRUST
CLEARBRIDGE VARIABLE ALL CAP VALUE PORTFOLIO
EFFECTIVE DECEMBER 5, 2014

Effective December 5, 2014, ClearBridge Variable Large Cap
Value Portfolio, pursuant to the Agreement and Plan of Reorganization, acquired the assets and liabilities of the ClearBridge Variable All Cap Value Portfolio.